Anja Radić • 1st
Social Media and Content Specialist at Holodia, PhD student
3w •

Holodia is #crowdfunding! 📢

Know anyone passionate about #vrtechnology and/or interested in reinvented #fitness? Then look no further - #HOLOFIT is a #VRFitness app guaranteed to make your workouts fun and immersive. 🚀 🥇

https://lnkd.in/ddMYBjRw

Holodia
1,325 followers
3w •

The HOLOFIT #crowdfunding campaign is officially launched and you can become a part of #HOLOFIT for as little as $100! Invest today, here's why:

🔥 65K+ monthly active users and 350K+ downloads (30+ countries)
🤝 Published on Oculus Meta and Pico/ByteDance (TikTok) > 4B+ users
🎦 Backed by Comcast and NBCUniversal, Angel investors from Apple and Google
💪 Went through Techstars in 2021 (top 0.1% of startups worldwide!) and raised $2M to date!
📰 Featured In Rolling Stone, The Washington Post, Forbes, C/NET, VR Fitness Insider, Men's Journal, more
💰 80k monthly recurring revenue | 1,500% growth since launch in January 2021!!!

We talk about this in detail on our pitch page, check it out: https://bit.ly/3RKzk5h Join us today!

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No